082-35716 3628

[redacted]

08002430

MAYER • BROWN

RECEIVED
2008 MAY -8 A 7:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Elizabeth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

May 7, 2008

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: <u>Ongoing Compliance with Rule 12g3-2(b) Exemption for Bank Leumi</u>

SUPPL

Dear Sir or Madam:

Bank Leumi le-Israel B.M. ("Bank Leumi") filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this exemption, enclosed please find the translations of an Immediate Report regarding a person becoming an Interested Person by virtue of holdings, an Immediate Report of the changes in the holdings of an Interested Person, and an Immediate Report regarding a person ceasing to be an Interested Person by virtue of holdings, all dated May 5, 2008.

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

Enclosures

PROCESSED
MAY 13 2008
THOMSON REUTERS

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 0235116

Summary Translation of Immediate Reports

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

5 May 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Bank Leumi le-Israel B.M. (the "Bank") hereby reports that on 30 April 2008, Migdal Insurance & Financial Holdings Ltd. ("Migdal") became an Interested Person of the Bank, following a purchase of shares in the Bank on the Tel Aviv Stock Exchange. On 1 May 2008, Migdal purchased additional shares, and on 4 May 2008, Migdal ceased to be an Interested Person of the Bank, following a sale of shares in the Bank on the Tel Aviv Stock Exchange.

Details of these transactions follow:

Immediate Report re Person becoming an Interested Person by virtue of Holdings

Regulation 33(e) of the Securities Regulations (Periodic and Immediate Reports), 1970

Details of Holder:

- Name of Corporation: Migdal Insurance & Financial Holdings Ltd.
- Type of Identity Number: Registration number with the Israeli Registrar of Companies.
- Identity Number: 520029984
- Citizenship/Country of Incorporation or Registration: Israel
- Address: 4 Efal Street, Petach Tikvah, 49512, Israel
- The Holder is a representative of other joint shareholders for reporting purposes (a number of its subsidiary companies).

Details of the Transaction whereby the Holder became an Interested Party in the Corporation:

a. Name and Category of Security: Leumi.
b. Registration number of security on the Tel Aviv Stock Exchange: 604611
c. Date of the change: 30 April 2008
d. Nature of the Transaction: Increase following a purchase on the Stock Exchange.
e. Number of Securities involved in the Transaction: 4,561,466

f. Rate of the Transaction: 1,685.72 Israeli Agorot
g. The shares are not dormant or convertible into dormant shares.

Holdings following the Transaction:

Name, Class and Series of Security	**No. of Security on Stock Exchange**	**Amount of Securities**	**Dormant**	**Rate of Holdings**		**Rate of Holdings (Fully Diluted)**	
				Capital	Voting Rights	Capital	Voting Rights
Leumi	604611	73,455,704	No	5.02	5.02	4.90	4.90

The Holder is not an insurance/banking corporation.

The Interested Person does not hold shares or convertible securities in subsidiary or associated companies of the Bank.

Immediate Report of Changes in the Holdings of an Interested Person

Regulation 33(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

- Nature of the Change: Increase in the number of shares following a purchase on the Stock Exchange.
- Date of the change: 1 May 2008
- Rate of the transaction: 1,689.99 Israeli Agorot
- Change in number of shares: 571,605
- Holding (in number of shares) following the change: 74,027,309
- Holding following the change (share capital): 5.05%
- Holding following the change (voting rights): 5.05%
- Fully diluted holding following the change (share capital): 4.94%
- Fully diluted holding following the change (voting rights): 4.94%

Immediate Report re Person ceasing to be an Interested Person by virtue of Holdings

Regulation 33(g) of the Securities Regulations (Periodic and Immediate Reports), 1970

Details of the Transaction whereby the Holder ceased to be an Interested Party in the Corporation:

a. Name and Category of Security: Leumi.
b. Registration number of security on the Tel Aviv Stock Exchange: 604611
c. Date of the change: 4 May 2008
d. Nature of the Transaction: Decrease following a sale on the Stock Exchange.
e. Number of Securities involved in the Transaction: 2,805,674
f. Rate of the Transaction: 1,713.61 Israeli Agorot
g. The shares are not dormant or convertible into dormant shares.

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

Holdings following the Transaction:

Name, Class and Series of Security	No. of Security on Stock Exchange	Amount of Securities	Dormant	Rate of Holdings		Rate of Holdings (Fully Diluted)	
				Capital	Voting Rights	Capital	Voting Rights
Leumi	604611	71,221,635	No	4.86	4.86	4.76	4.76

Date and time at which the corporation first became aware of the event or matter:
5 May 2008 at 13:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

END